UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

Community First, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203663109

(CUSIP Number)

Eslick E. Daniel, 4682 Bass Alderson Road, Williamsport, Tennessee 38487

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 203663109

1	Names of Reporting Persons. Eslick E. Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,246
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,246
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,246
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 0.001%
14	Type of Reporting Person (See Instructions) IN

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Explanatory Note:

Mr. Daniel is filing this Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) to amend Item 3 and Item 5 of the Schedule 13D filed by Mr. Daniel on July 11, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D filed by Mr. Daniel on April 4, 2017 (“Amendment No. 1”) for the purpose of reporting that Mr. Daniel no longer beneficially owns certain shares of the common stock, no par value per share (the “Common Stock”) of Community First, Inc. (the “Issuer”) previously reflected as being beneficially owned by Mr. Daniel in the Original Schedule 13D (as amended by Amendment No. 1) by virtue of Mr. Daniel no longer owning any of such share individually and no longer having an indirect beneficial ownership interest in such shares through the Daniel Family Partnership. Except as specifically amended hereby, the Original Schedule 13D, as amended by Amendment No. 1, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration:

Mr. Daniel entered into a Preferred Stock Conversion Agreement, dated April 26, 2016 (the “Conversion Agreement”), with the Issuer and the other holders of the Fixed Rate, Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) of the Issuer pursuant to which each holder of the Issuer’s Series A Preferred Stock, including Mr. Daniel, agreed to exchange such holder’s shares of Series A Preferred Stock for shares of the Issuer’s Common Stock. Pursuant to the terms of the Conversion Agreement, on June 30, 2016, Mr. Daniel exchanged the 3,259 shares of Series A Preferred Stock he owned for 445,968 shares of Common Stock. Of the aggregate shares of Common Stock beneficially owned by Mr. Daniel, 9,246 shares are owned by Mr. Daniel’s spouse. The purchase price for these shares was $46,230.

Item 5. Interest in Securities of the Issuer

(a) As of May 16, 2017, Mr. Daniel beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 9,246 shares of the Issuer’s Common Stock constituting approximately 0.001% of the outstanding shares of Common Stock of the Issuer as of May 16, 2017, based on the number of outstanding shares of the Issuer’s Common Stock as of May 5, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 filed with the Securities and Exchange Commission on May 5, 2017.

(b) Mr. Daniel shares voting or dispositive power with respect to all of the shares beneficially owned, all of which are owned by Anne Herbert Daniel, Mr. Daniel’s spouse.

Anne Herbert Daniel is a citizen of the United States of America who resides at 4682 Bass Alderson Road, Williamsport, Tennessee 38487. Ms. Daniel currently is retired. Ms. Daniel has not been convicted in a criminal proceeding in the last five years. During the last five years, Ms. Daniel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On March 23, 2017, 40,320 shares of Common stock for which Mr. Daniel served as a custodian for Mr. Daniel’s grandchildren were transferred to trusts for the benefit of Mr. Daniel’s grandchildren for which Mr. Daniel does not serve as a trustee and 7,070 shares of Common Stock for which Mr. Daniel served as a custodian were transferred to Mr. Daniel’s adult children. On May 15, 2017 Mr. Daniel transferred 149,454 shares of Common Stock beneficially owned by him to the Daniel Family Partnership and 352,008 shares of Common Stock beneficially owned by him to trusts for the benefit of his grandchildren for which Mr. Daniel does not serve as a trustee. On May 16, 2017 Mr. Daniel disposed of all of his interests in the Daniel Family Partnership and no longer has the right to vote or dispose of any shares of Common Stock owned by the Daniel Family Partnership. Other than the shares of Common Stock disposed of as described in the previous sentence, Mr. Daniel has not had any transactions involving the Common Stock in the preceding sixty (60) days.

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(d) Mr. Daniel confirms that, other than Ms. Daniel as discussed elsewhere in this schedule, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e) Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2017

By: /s/ Eslick E. Daniel